EXHIBIT 28.1
WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—August 2002

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05
Yield	15.42%	15.42%

Less: Coupon	2.15%	2.14%
Servicing Fee	1.50%	1.50%
Net Credit Losses	4.73%	4.73%
Excess Spread:
August-02	7.04%	7.05%
July-02	7.18%	7.19%
June-02	7.88%	7.89%
Three month Average Excess Spread	7.37%	7.38%
Delinquency:
30 to 59 days	0.98%	0.98%
60 to 89 days	0.63%	0.63%
90 + days	1.18%	1.18%
Total	2.79%	2.79%

Payment Rate	9.97%	9.97%